UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-18265

COMMUNITY FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

38 North Central Avenue, Staunton, Virginia 24401; (540) 886-0796

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01

Warrant

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Explanatory Note: The purpose of this Amendment No. 1 on Form 15/A is to reinstate the reporting requirements under Section 12(g) and Section 15(d) under the Securities Exchange Act of 1934 as the original Form 15 was filed prior to the effectiveness of the Form 25 delisting the Company’s class of securities and terminating the Company’s Section 12(b) registration under the Securities and Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, City Holding Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

City Holding Company
(as Successor of Community Financial Corporation)

Date: February 14, 2013	By:	/s/ David L. Bumgarner
David L. Bumgarner
Senior Vice President and Chief Financial Officer